UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: June 10, 2015

UBS GROUP AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the news release of UBS AG, which appears immediately following this page.

Ad hoc releases

Extension of UBS AG’s exemptions from SIX Swiss Exchange listing requirements for UBS AG shares

Zurich/Basel | 10 Jun 2015, 07:00 | Price Sensitive Information

Zurich/Basel, 10 June 2015 – In December 2014, UBS AG was granted several time-limited exemptions from reporting and other requirements related to the listing of UBS AG shares on the SIX Swiss Exchange. As announced on 10 March 2015, UBS Group AG has filed a request for a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA procedure”) pursuant to which UBS Group AG seeks to obtain 100% ownership of UBS AG. UBS expects to successfully conclude the SESTA procedure and delist the shares of UBS AG from the SIX Swiss Exchange in the second half of 2015. UBS AG has therefore filed a request with SIX Exchange Regulation for an extension of the abovementioned exemptions. In its decision dated 2 June 2015, SIX Exchange Regulation granted the requested extension until 30 September 2015, subject to the conditions mentioned below.

The following extract from the decision of SIX Exchange Regulation dated 2 June 2015 reflects the content as well as duration of the extended exemptions. Paragraphs I, II and III of the decision read as follows (unofficial translation into English from the German original):

“I. Subject to para. VI [note: reservation related to the publication of the present release], UBS AG (issuer), Basel and Zurich, Canton of Basel-Stadt and Canton of Zurich, is exempted from the following conditions for maintaining its listing after the expiration of the deadline, which had been granted in the context of the previous exemption from certain conditions for maintaining listing with the decision issued by SIX Exchange Regulation of 22 December 2014 and which expires on 10 June 2015, at the earliest from 11 June 2015 until 30 September 2015 (inclusive):

a. Publication of information relating to the corporate governance in the annual report for the year 2014 (art. 49 et seq. of the Listing Rules [LR] in connection with the Directive on Information relating to Corporate Governance [DCG]);

b. Publication of management transactions (art. 56 LR);

c. Preparation and maintenance of a corporate calendar (art. 52 LR);

d. Compliance with the following regular reporting obligations (art. 55 LR in connection with art. 9 of the Directive on Regular Reporting Obligations for Issuers of Equity Securities, Bonds, Conversion Rights, Derivatives and Collective Investment Schemes [DRRO]);

•	para. 1.05 – 1.07 (except: contact person for the ad hoc publicity and regular reporting obligations);

•	para. 1.08 (only with regard to the corporate calendar);

•	para. 3.05 – 3.06; and

•	para. 5.02.

II. The exemptions according to para. I begin with the publication of the ad hoc release as per the requirements indicated under para. VI here below (but in any event at the earliest from 11 June 2015).

III. The issuer is exempted from the conditions indicated under paragraph I above, provided that and as long as none of the following situations occurs on or before 30 September 2015:

a. One or more minority shareholders joining the procedure for the cancellation of registered shares of the issuer under article 33 of the Swiss Stock Exchange Act of 24 March 1995 (Stock Exchange Act, SESTA) pending with the Commercial Court of the Canton of Zurich;

b. Withdrawal by the plaintiff, UBS Group AG, or by any legal successor of the request for the cancellation of registered shares of the issuer pending with the Commercial Court of the Canton of Zurich;

c. Rejection of the request for the cancellation of registered shares of the issuer by the Commercial Court of the Canton of Zurich;

d. Appeal of the decision of the Commercial Court of the Canton of Zurich concerning the cancellation of registered shares of the issuer.

Should any of the situations indicated in this paragraph under a-d occur until the expiration of the validity of the Best Price Rule on 10 June 2015, the obligations of the issuer listed under paragraph I will become applicable again immediately after the expiration of the validity of the Best Price Rule, i.e. on 11 June 2015. Should any of the situations indicated in this paragraph under a-d occur after the expiration of the validity of the Best Price Rule on 10 June 2015, the obligations of the issuer listed under paragraph I will become immediately applicable again.

In the case that the obligations listed under paragraph I become applicable again, the issuer shall publish the information relating to the corporate governance in the annual report for the year 2014 within two months from the day when the obligations listed under paragraph I become applicable again, and shall submit them to SIX Exchange Regulation (art. 49 LR in connection with art. 10 and following of the Directive on Financial Reporting [DFR]and art. 9 paragraph 2.01(1) DRRO).”

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS GROUP AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: June 10, 2015